82-478

Financial Statements of

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Three months ended October 31, 2003

(Unaudited – Prepared by Management)

dlw 5/17

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Balance Sheets
(Prepared by Management)

	October 31, 2003 (Unaudited)	July 31, 2003 (Audited)
Assets		
Current assets:		
Cash	$2,302	$1,514
Accounts receivable	7,526	7,526
	9,828	9,040
Capital assets	15,088	18,688
Goodwill	1	1
Deferred development costs	1	1
	15,090	18,690
	$24,918	$27,730
Liabilities and Shareholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$101,083	$ 101,083
Other loans and advances	125,000	125,000
Advances from officer (note 4 (a)	22,477	49,974
	248,560	276,057
Shareholders' equity		
Share capital	12,251,069	12,202,569
Treasury shares	(16,385)	(16,385)
Contributed surplus	309,718	309,718
	12,544,402	12,495,902
Deficit	(12,768,044)	(12,744,229)
	(223,642)	(248,327)
	$24,918	$27,730

INTERNET IDENTITY PRESENSE COMPANY LIMITED

Statements of Operations and Deficit
Three months ended October 31, 2003 and 2002
(Unaudited – Prepared by Management)

	2003	2002
Revenue		
Domain site registration fees	$ 728	$ -
	728	-
Expenses:		
Office, general & administration	1,790	7,131
WEB site maintenance costs	4,650	8,394
Consulting fees	-	4,835
Occupancy costs	4,500	4,500
Legal and audit	750	-
Depreciation	3,600	3,600
Transfer agents' fees	4,458	1,090
Bad debt expense	-	2,563
Shareholder information	4,795	1,700
	24,543	33,813
Income (loss) for the period	(23,815)	(33,813)
Deficit, beginning of period	(12,744,229)	(12,634,480)
Deficit, end of period	$ (12,768,044)	$ (12,668,293)
Loss per share	$ (0.001)	$ (0.002)

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Statements of Cash Flows
Three months ended October 31, 2003 and 2002
(Unaudited – Prepared by Management)

	2003	2002
Cash provided by (used) in:		
Operating activities:		
Loss for the period	$ (23,815)	$ (33,813)
Items not involving cash:		
Depreciation	3,600	3,600
Changes in non-cash operating working capital balances	-	(5,341)
	(20,215)	(33,554)
Financing activities:		
Advances from officer	(27,497)	3,000
Issuance of common shares (note 4(a)	48,500	-
	21,003	3,000
Increase (decrease) in cash	788	(32,554)
Cash, beginning of period	1,514	30,175
Cash (Bank Overdraft), end of period	$ 2,302	$ (2.3

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Notes to Financial Statements
Three months ended October 31, 2003 and 2002
(Unaudited – Prepared by Management)

1. Accounting policies:

The enclosed unaudited financial statements for the three months ended October 31, 2003 and 2002 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the three months ended October 31, 2003 and 2002 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's July 31, 2003 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Internet Identity Presence Company Limited (the "Corporation") as set out in the July 31, 2003 audited financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended October 31, 2003 are not indicative of the results that may be expected for the full year ended July 31, 2004.

2. Share capital:

(a) Authorized:
Unlimited number of common shares

(b) Issued:

	Number of of shares	Amount
Balance, July 31, 2003	16,150,000	$12,202,569
Issued in settlement of debt	4,850,000	48,500
Balance, October 31, 2003	21,000,000	$12,251,069

3. Income taxes:

At October 31, 2003 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Notes to Financial Statements

Three months ended October 31, 2003 and 2002
(Unaudited – Prepared by Management)

4. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

(a) The advances from related parties are interest free and have no terms of repayment.

INTERNET IDENTITY PRESENCE COMPANY INC. 82-478
1 CHAPMAN COURT
AURORA, ONTARIO, CANADA L4G 7N7
Telephone – 905-726-1242 **Email admin@ipcompany.ca**

NEWS RELEASE

INTERNET IDENTITY PRESENCE COMPANY INC. ANNOUNCES THE SIGNING OF AN AGREEMENT WITH PRIMUS TELECOMMUNICATIONS AUSTRALIA PTY LTD.

Toronto, Ontario, January 6, 2004, - Internet Identity Presence Company Inc. announces that the company has completed an agreement with Primus Telecommunications to supply The Canadian Top-Level-Domain .CA to Primus and their Domain Name Registration unit Planet Domains and its worldwide Affiliate Network . The arrangement is a major move forward for Internet Identity Presence as it is expected to substantially increase the Company's registrations.

The Company is also in negotiations to issue securities in a private placement to provide for short term funding.

The information in this news release includes certain forward-looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Although Internet Identity Presence Company Inc. believes the expectations reflected in forward-looking statements are reasonable, it can give no assurance that the expectation of any forward-looking statements will prove to be correct.

No regulatory body has reviewed the adequacy or accuracy of this release.

Internet Identity Presence Company Inc. currently has 21,000,000 common shares issued and outstanding. The Company's shares trade on the Canadian Unlisted Board (CUB) under the symbol IPCO:CUB and on the Pink Sheets under the symbol IPCBF.
SEC 12g3-2b File Number: 82-478 CUSIP # 46061N 10 8.

For further information contact: Mr. Owen V. (Tony) Dwyer – 905-726-1242.

82-418

Financial Statements of

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Six months ended January 31, 2004

(Unaudited – Prepared by Management)

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Balance Sheets
(Prepared by Management)

	January 31, 2 (Unaudited)	July 31, 2 (Audited)
Assets		
Current assets		
Cash	$ 2,302	$ 1,514
Accounts receivable	7,526	7,526
	9,828	9,040
Capital assets	11,488	18,688
Goodwill	1	1
Deferred development costs	1	1
	$ 21,318	$ 27,730
Liabilities and Shareholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 16,517	$ 101,083
Other advances	125,000	125,000
Advances from officer (note 4)	58,229	49,974
	199,746	276,057
Shareholders' equity		
Share capital (note 2)	12,251,069	12,202,569
Treasury shares	(16,385)	(16,385)
Contributed surplus	309,718	309,718
	12,544,402	12,495,902
Deficit	(12,722,830)	(12,744,229)
	(178,428)	(248,327)
	$ 21,318	$ 27,730

INTERNET IDENTITY PRESENSE COMPANY LIMITED

Statements of Operations and Deficit
Six months ended January 31, 2004 and 2003
(Unaudited – Prepared by Management)

	2004		2003	
	3 Month Period	Year to Date	3 Month Period	Year to Date
REVENUE				
Domain site registration fees	$ 381	$ 1,109	$ -	$ -
	381	1,109	-	-
OPERATING EXPENSES				
Interest and financing costs	-	-	50,000	50,000
Office, general and administration	11,111	12,904	987	15,517
WEB site maintenance costs	21,200	25,850	3,210	11,604
Occupancy costs	4,500	9,000	5,100	9,600
Legal and audit	-	750	-	-
Transfer agent	836	5,294	1,998	3,088
Depreciation	3,600	7,200	3,600	7,200
Shareholder information	-	4,795	1,517	3,217
	41,247	65,793	66,412	100,226
Income(loss) before the following item:	(40,866)	(64,684)	(66,412)	(100,226)
Write off of stale dated debt	86,083	86,083	-	-
Net Income (loss) for the period	45,217	21,399	(66,412)	(100,226)
Deficit, Beginning of Period	(12,768,044)	(12,744,229)	(12,668,294)	(12,634,480)
DEFICIT, END OF PERIOD	(12,722,830)	(12,722,830)	(12,734,706)	(12,734,706)
NET INCOME (LOSS) PER SHARE	$ 0.003	$ 00.001	$ (0.016)	$ (0.079)

STATEMENTS OF CASH FLOWS

Six Months Ended January 31, 2004 and 2003
(Prepared by Management - Unaudited)

	2004		2003	
	3 Month Period	Year to Date	3 Month Period	Year to Date
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net loss for the period	$ 45,217	$ 21,399	$ (66,412)	$ (100,226)
Add (Deduct) item not affecting				
Write off of stale dated debt	(83,083)	(86,083)	-	-
Depreciation	3,600	7,200	3,600	7,200
Changes in non-cash operating working capital balances	(1,486)	1,517	(14,542)	(5,340)
	(35,752)	(55,967)	(77,354)	(98,366)
Financing Activities				
Issuance of common shares	-	48,500	132,795	132,795
Loans and advances from related parties	35,752	8,255	(48,213)	(59,755)
	35,752	56,755	84,582	73,040
INCREASE (DECREASE) IN CASH	-	788	7,228	(25,326)
CASH, BEGINNING OF PERIOD	2,302	1,514	(2,379)	30,175
CASH, END OF PERIOD	$ 2,302	$ 2,302	$ 4,849	$ 4,849

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Notes to Financial Statements
Six months ended January 31, 2004 and 2003
(Unaudited – Prepared by Management)

1. Accounting policies:

The enclosed unaudited financial statements for the six months ended January 31, 2004 and 2003 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the six months ended January 31, 2004 and 2003 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's July 31, 2003 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Internet Identity Presence Company Limited (the "Corporation") as set out in the July 31, 2003 audited financial statements, except for the following:

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended January 31, 2004 are not indicative of the results that may be expected for the full year ended July 31, 2004.

2. Share capital:

(a) Authorized:
Unlimited number of common shares

(b) Issued:

	Number of of shares	Amount
Balance July 31, 2003	16,150,000	$12,202,569
Issued for debt settlement	4,850,000	48,500
Balance, January 31, 2004	21,000,000	$12,251,069

3. Income taxes:

At January 31, 2004 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

- The advances from related parties are interest free and have no terms of repayment.

82-478

INTERNET IDENTITY PRESENCE COMPANY INC.
1 CHAPMAN COURT AURORA, ONTARIO CANADA L4G 7N7
Phone - 905-726-1242 Email –info@wdr.ca

ANNUAL INFORMATION FORM
FOR THE PERIOD ENDED JULY 31, 2003

Oct 16, 2003

TABLE OF CONTENTS

Certain statements in this Annual Information Form constitute forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, and other expectations, intentions and plans contained in this analysis that are not historical fact. When used in this Form, the words "appears" "plan," "expect," "believe," and similar expressions generally identify forward-looking statements. These statements reflect current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and general market conditions. In light of the many risks and uncertainties you should understand that we cannot assure you that the forward-looking statements contained in this analysis will be realized.

THE COMPANY

The Company was incorporated under the laws of the Province of British Columbia on July 18, 1979 under the name Orbex Minerals Limited. On February 17, 1986, the Company changed its name to Orbex Industries Inc. On March 7, 1990, the Company again changed its name to Silver Glance Resources Inc. and on June 17, 1992, changed its name to Silverspar Minerals Inc. On February 2, 2001, the name was changed to its present name, Internet Identity Presence Company Inc.

On January 23, 1990, the Company consolidated its share capital on a one new for five old basis. On September 19, 1997, the Company was continued under the Ontario Business Corporations Act (Ontario Corporation Number 1256020). The registered and executive offices of the Company are located at 1 Chapman Court, Aurora, Ontario, Canada L4G 7N7.

The Company's affiliates are its wholly owned subsidiary Orbex Resources Inc. ("Orbex"), a Delaware Corporation that is inactive, "World Domain Registry Inc." (WDR), an accredited domain name registry company, "WORLD E POST.CA, our E-MAIL division and WEB SIGNS INT'L, our WEB/SITE/HOSTING DIVISION.

The Company carries out its principal business directly and through its subsidiaries, World Domain, WORLD E POST and WEB SIGNS INT'L. All references to the Company shall refer to Internet Identity Presence Company Inc, World Domain Registry Inc., WORLD E POST and WEB SIGNS INT'L, unless otherwise noted.

BUSINESS OF THE COMPANY

The Company, through its subsidiary, "World Domain Registry Inc." is certified by The Canadian Internet Registration Authority (CIRA) to register INTERNET names of companies and individuals in Canada's TOP LEVEL DOMAIN DOT CA ".ca" thus providing Internet online presence.

Online presence describes online identity and means of accessibility for INTERNET presence.

The life cycle associated with online presence can be viewed as a series of five stages, any one of which may not carry to the next stage.

1) DOMAIN NAME REGISTRATION - ONLINE IDENTITY – In House

2) EMAIL - ONLINE COMMUNICATION – OUTSOURCE

3) SIMPLE WEBSITE – BROCHUREWARE - ONLINE ONEWAY INFORMATION – OUTSOURCE

4) E-COMMERCE SITE - ONLINE TRANSACTIONS – Outside Supplier

5) COMPLEX E - COMMERCE SITE - ONLINE REAL TIME BUSINESS TO BUSINESS CUSTOMER RELATIONSHIP MANAGEMENT (B2B CRM) - Outside Supplier

Domain name registration is the first step to online presence and our company views Domain Name Services as a primary service offering and revenue generator.

IIPCO's strategy is to offer the 5 stages of presence initially so as to meet customer needs and to build brand recognition.

- 476 million people are online worldwide.
- It is estimated that by the year 2005, there will be over 800 million users online.
- In the opinion of senior management Canadian's will increasingly become more involved and dependent on the Internet and will require online presence services.

CANADIAN PERSPECTIVE

"Something startling, intriguing and profound is afoot."
Robert Allen - Ex-Chairman AT&T

For Canada with its vast size and cold climate, the Internet will play a significant role in our society. With this interconnectedness of society, the methodologies for education, business and communications will continue to evolve, expand and improve. Canadian businesses and people will have access to their own market as well as the global marketplace. Canadians will find new ways to better their lives from total contact with the rest of the world.

- As of OCTOBER 2003, approximately 371,000 dot-ca domain names were registered with CIRA—.
- 65% of Canadians have access to the Internet.
- The two most common uses of the web by Canadians are: browsing and email.
- Purchases over the Internet in Canada rose 14% from 1999.
- A majority of Canadian parents (65%) answered "homework", when asked what their kids were using the Internet for, but only 38% of kids gave that same answer.
- Canadians, who are connected to the Internet more than 13 hours per week, are more likely to have an optimistic outlook on the future, compared to those who spend less than that amount.

HISTORY AND DEVELOPMENT OF THE DOMAIN BUSINESS

A domain name is a combination of letters and numbers called hosting accounts that computers on the Internet use to locate each other. These hosting accounts are identified on the Internet by a unique set of numbers called Internet Protocol (IP) addresses. Domain names are assigned to these numbers and are a substitute for the IP numbers with the sole purpose of making them easier to remember and relate to by humans.

BACKGROUND

THE INTERNET

The beginning of the Internet dates back in time to the 1960's, and the U.S. Department of Defense's (DOD) ARPANET. The Advanced Research Project

Agency (ARPA) was formed as a U.S. response to the Russian launch of Sputnik. The intent was to conduct research on reliable networking, and to link together DOD military research contractors, including many universities doing military funded research. ARPA was interested in computers becoming communication devices rather than just arithmetic engines. The idea was to have computers operate in an 'intergalactic network'. An experimental Wide Area Network (WAN) was set up which connected computers, 3 in California and one in Utah. This network was called DARPA. The D was added to ARPA to denote 'Defense'. This network was designed and built to withstand a major enemy attack, with minimal effects or damage. This was called a 'Distributed Network'.

THE ARPA NETWORK - DECEMBER 1969



FIGURE 1 Drawing of 4 Node Network (Courtesy of Alex McKenzie)

This huge network operated on the concept that messages were broken down into small chunks or packets to be sent over the network to find their way onto another computer where the packets would be reassembled into the original message. In order for all this to work, all computers had to be uniquely identified by a number. Computers could easily work with the assignment of the series of large numbers, but people could not. In response to this challenge, Jon Postel, a graduate student from UCLA's Network Measurement Center, invented a naming system, also to identify each computer. The numbers, called Internet Protocol (IP) addresses would be converted into names called Domain Names. This made it easier for people to remember word associations in the address rather than trying to memorize numbers. For example, the USC name was WWW.USC.edu and the corresponding number was 128.125.253.146. When one typed the name, the computer would change this to the appropriate number, and locate it.

WHAT IS A URL or IP Address? - A Uniform Resource Locator is a numeric address for a computer on the Internet called an IP Address.

A Domain is a region of jurisdiction, and in this case, it is used for name assignment


DIRECTORY
FILE
www.hts.org/community/blockburg/history/index.html
DOMAIN
SUB
DIRECTORY

Postel's system gave every computer on the network a number and name of its own. The name and number system were both based on the Domain concept. Postel's system of mapping numbers to names was called the Domain Name System (DNS).
The structure of the numbers and names was based on the Domain concept. This concept is similar to an inverted tree, where everything is always subordinate to below.



The top is the 'ROOT' which has no name as it is a "." (dot).

Each node represents a domain. Everything below a node falls into its own domain. One domain can be part of another domain. Each domain name has several levels.

Example: www.microsoft.com

Domain names are read from right to left. Therefore, in the example shown above,

the top level is	.com	(TLD)
the second level is	.microsoft	(SLD)
the third level is	WWW	Third Level Domain

Postel and his colleagues at USC's Information Services Institute (ISI) were contracted by the US DOD to administer this system for the ARPANET.
The contract called for ISI to delegate the management of the DNS and to make technical decisions about the ARPANET. Postel and the ISI people began referring to themselves as the Internet Assigned Numbers Authority (IANA); there was no official organization. They just made the name up one day.
IANA needed a place to start re: names, so they assigned seven Top-level Domains for seven specific areas. They were simply living up to their contract with the DOD.

The Seven TLD's

.com	intended for commercial entities
.edu	intended for educational purposes
.net	intended to hold only the computers of network providers (i.e.: NIC)
.org	intended as the miscellaneous TLD
.int	intended for international organizations such as the UN
.gov	intended only for US government
.mil	intended only for the U.S. military

At about the same time as the TLD's listed above were defined, IANA decided to also assign a TLD for each country (242), and adopted the international list of codes from the ISO 3166 list. Examples of country codes include:

Canada is .CA
Australia is .AU

All computers on the ARPANET were given their own numerical address. At USC it was 128.125.253.146, Postel then translated this to www.usc.edu. This enabled any user to connect to USC simply by typing this address and not having to remember the numeric address.

Initially, Postel kept track of every IP number and corresponding name on a scrap of paper to give to all network users. Eventually scrap paper notes could not handle the volumes, so Postel created a file called hosts.txt. The file contained information on all the host computers in the ARPANET. The information included the host name and the IP address. The whole system was managed by Postel and USC's Information Systems Institute (ISI), now known as IANA. The hosts.txt file was managed by Postel and USC's ISI, but was maintained and published by Stanford's Research Institute (SRI).

Administrators who wanted to change host information would email the changes to SRI, and SRI would change the hosts.txt file every few days, and users would then transfer the file from SRI's server via TCP. SRI's group that performed these

functions became known as the Network Information Centre (NIC). Within a few years, SRI's servers were not able to handle the increased load and volumes.

In 1984, Paul Mockapeitris of USC's ISI, designed new architecture for a new Domain Name System that mapped the Domain Name to the IP address. Under this system, no one machine maintains information on all the host names. Each TLD administrator maintains the information on their own hosts, and a central authority keeps records on where each administrator keeps their respective information.

The maintenance of the DNS remained under contract with the Department of Defense until 1991, when the U.S. Government transferred the responsibility for the NON-MILITARY portion of the ARPANET to the National Science Foundation (NSF), another government agency. The NSF connected its own NSFNET to ARPANET, and the Internet was born.

At the end of the SRI contract in 1992 the Department of Defense contracted Government Services Incorporated (GSI), to manage the registration and maintenance of information, GSI then created a new company, called Network Solutions Incorporated (NSI).

The IANA (Postel), continued to manage the allocation of IP addresses. The NSF then contracted three parties to perform different network duties. The NSF required the three parties, General Atomics, NSI, and AT&T to cooperate in order to provide a single network information center, NIC. It would be known as the INTERNIC, a trademark of the U.S. Department of Commerce.

The NSF cancelled the General Atomics contract leaving registration services to Network Solutions Inc. (NSI1: and directory and database services to AT&T. NSI's registration services were for the .com, .net, and org TLD's (the INTERNIC).

NSI's contract expired in 1998. Before expiry the U.S. Government issued a Green Paper calling for the Internet community to maintain the domain registration and its database privately, without a government contract.

Postel's IANA still assumed responsibility for IP numbers and all domain names. The U.S. Government's Green Paper on privatization and competition called for a new non-profit corporation to handle the administration of the Internet, The corporation, "The Internet Corporation for Assigned Names and Numbers" (ICANN), was incorporated in California, The U.S. Department of Commerce, officially recognized ICANN as the global entity to carry on the administration of the Internet name and number system.

The articles of incorporation were drafted by IANA (Postel) and NSI and they selected the initial Board of Directors.

The U.S. Department of Commerce (DOC) and ICANN, worked together to transfer the DNS to the private sector.

Network Solutions Inc. (NSI) was the only registrar and registry for the TLD's .com, .net, and .org before.

In the new system, NSI would still act as the registry alone, and NSI and others as accredited by ICANN, would act as registrars. This was done in order that competition be allowed to exist at the registrar level.

There was much controversy, however ICANN adopted a set of policies for accrediting new registrars through a new organization called The Internet Council of Registrars (C.O.R.E.).

C.O.R.E. was created as a non-profit member association under Swiss law. The purpose was to add new structure, free enterprise, and competition to the DNS. C.O.R.E. was also to fund, develop and operate a Shared Registry System (SRS) for the proposed new Top Level Domains (TLD).

NSI still operates the database for .com, .net and .org which is now a shared registry system for all ICANN registrars for these three TLD's, .COM .ORG .NET C.O.R.E. proposed adding seven new top level domains, (all generic) (g TLD's):

.FIRM	for business or firms
.SHOP	for business offering goods for sale
.WEB	for activities related to www
.ARTS	for cultural and entertainment activities
.REC	for recreation
.INFO	for Information Services
.NOM	for personal uses

This proposal has currently gone nowhere.

A test involving five new registrars was launched. The five participants connected to NSI's Registry.

After several weeks of testing, C.O.R.E. was successfully interfaced to NSI's registry. C.O.R.E. could now act as a registrar for the three TLD's. All the

members of C.O.R.E., eleven in total, were now registrars, as well as four others selected by ICANN.

NSI agreed to provide registry services to all ICANN accredited registrars. C.O.R.E. and its members were selected by ICANN.

The five originals were:

Register.COM
C.O.R.E. and its 11 members
America Online
France Telecom
IT Melbourne

ICANN then accredited 135 more registrars to join the five originals to participate in the shared registry system (SRS), connected to NSI.

CONCLUSION

There are 241 Country Code Top Level Domains (CCTLD's) such as .CA for Canada and .AU for Australia. These will likely become much more popular as individual countries can demand government policies be followed.

The Domain Name System (DNS) is an essential component of the Internet's operational infrastructure. The Internet could not function without it. The DNS was developed to solve an inherent problem with IP numbers' obscurity. The DNS was designed to be simple and intuitive by being readily identified by and memorable to users, example the domain name MICROSOFT.COM The DNS has been enormously successful at this.

Domain Names have taken on symbolic and semiotic significance. Precisely because they are easy to remember, Domain Names have acquired a supplementary existence as business or personal identifiers. Domain names have become part of the standard communication apparatus used by businesses, especially as most businesses go online in some capacity.

All Domain Names registered are only for one year, and re-registration is required every year. Re-registration requirements at a cost were perceived as a useful measure to ensure that a holder had an interest in maintaining an active site and to avoid hoarding of registrations.

This also serves to promote accountability, discourage extortion and minimize obsolete entries.

The Market Opportunity

According to "eEstateAgents.com", as at January 29, 2002, the number of domains registered worldwide was 32,365,209. As of January 17, 2002, approximately 265,000 ".ca" domain names were registered with CIRA.Internet users in Canada in July 2001 was said to be 14.44 million or 45.7% of the population (Neilsen NetRatings). It appears that with over 14 million Canadian internet users and only 265 thousand ".ca" registrations, there is a market for additional ".ca" registrations.

In recent history, there have been a very few extraordinary business opportunities available that only happen at the dawn of new industries. In this case, we are most fortunate to be witnessing a new industry - the Internet and it's infrastructure.

Many new Internet dot.com companies are merely stock market plays and not real businesses and obviously will not survive, as a significant number are currently experiencing. However, the rewards for the ones that survive could be significant.

Internet Identity Presence Company Inc. believes that a recent little publicized deregulation of a piece of the process of using the Internet, has created a new opportunity that will provide profitable returns.

First glance may not suggest a "sexy" or high profile business opportunity, however upon careful examination, the magnitude of the potential becomes evident. When one considers that most Canadian residents will require the registration of a domain name as well as the entire global village and by regulatory imposed definition, will have to renew a fee-based subscription annually, the potential is truly significant.

We believe that this product will not be cyclical, but will be more characteristic of a utility such as a phone number, which provides for a unique identification of each user. IIPCO is a provider of Internet Domain Name registration services in Canada and abroad. Over the past several months, decentralization of Global Internet services has opened doors to the Global Marketplace and created the window of opportunity on a large scale.

Internet Identity Presence Company Inc. has developed a method of distributing Domain Names that completely differentiates the Company from other Canadian registrars.

This differentiation is the PREPAID DOMAIN NAME CARD/COUPON. The CARD is similar in size to a driver's license. The CARD contains a scratch out label, that, when scratched clear, reveals a Card Identification Number (**C.I.N.**).

The holder of a card can access www.domaincards.ca, enter the **C.I.N.** and register her or his domain name, subject to the name being available. This transaction takes place without using a credit card over the Internet.

The PREPAID DOMAIN NAME CARD/COUPON is currently poised for launch with the ".ca" top-level-domain name in Canada. The CARD is easily adapted to other Top Level Domains (TLD's) for the United States and World markets.

The Company has been in discussions with several major Canadian entities to carry the CARDS for sale in their outlets. The discussions are going very well and we expect that they may order our CARDS for distribution in their outlets.

The DOMAIN NAME CARD is an unproven product.

Business Strategy

Internet Identity Presence Company Inc.'s business strategy is focused on the following key objectives:

1. Market Entry via alliances with retailers of national stature

2. Develop additional product lines to be sold using the card concept

3. Leveraging the distribution channels and market penetration achieved with the Cards

4. Development of a sales force based on commission to further penetrate the North American market.

and

5. Building international alliances to market and sell Internet Identity Presence Company Inc. services worldwide.

Management is confident that driving toward these key objectives will help with the success of Internet Identity Presence Company Inc. as a market leader in the distribution of ".ca" domain names.

Sales and Marketing

Internet Identity Presence Company Inc.'s planned distribution channel will focus on strategic alliances; a commission based sales force supported by a marketing team focused on educating, creating awareness and generating leads. **The company has not yet created these objectives.**

Research and Development

Internet Identity Presence Company Inc. recognizes that a strong product development team is essential for carrying out the business strategy of enhancing and expanding the capabilities of Internet Identity Presence Company Inc.'s core technology and services. At the moment the company lacks the resources to assemble a team.

Customers

The Company has identified several companies that would qualify as major national distributors of the Domain Card both for the ".ca" market (Canada) and expansion to include the international ".com" market.

Intellectual Property Rights and Patents

Internet Identity Presence Company Inc. relies on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect its proprietary information and technology. In addition, Internet Identity Presence Company Inc. has applied for a patent for THE PREPAID DOMAIN NAME CARD. It is unlikely that a patent will be granted in opinion of Management.

Despite the efforts to protect Internet Identity Presence Company Inc.'s proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of its products or technology that Internet Identity Presence Company Inc. considers proprietary and third parties may attempt to develop similar technology independently.

Effective protection of intellectual property rights may be unavailable or limited in some countries. The laws of some countries do not protect proprietary rights to the same extent as in the United States and Canada. There can be no assurance that protection of Internet Identity Presence Company Inc.'s proprietary rights will be adequate or that its competitors will not independently develop similar technology.
Internet Identity Presence Company Inc. believes that companies that develop similar applications will be subject to infringement claims as the number of products and competitors in its industry segment grows and the functionality of products in different industry segments overlaps. As a result, Internet Identity Presence Company Inc. may become involved in these claims. Any of these claims, with or without merit, could result in costly litigation, divert management's time, attention and resources, delay product shipments or require Internet Identity Presence Company Inc. to enter into royalty or license agreements. If a claim of product infringement against Internet Identity Presence Company Inc. is

successful, its business and operating results could be seriously harmed. See "Risk Factors".

Competition

Internet Identity Presence Company Inc. faces competition from other domestic and international registrars with very large amounts of money, as well as from alternative methods of obtaining a domain registration. Certain of these competitors may have greater resources than Internet Identity Presence Company Inc. and may provide significant competition. A large number of companies offer domain registration via the internet that may entail a credit card transaction over the internet which we currently do not do.

FACILITIES

The Company maintains its office at 1 Chapman Court, Aurora, Ontario, Canada L4G 7N7. The company has outsourced its fulfilment operation to Ms. Linda Allgia located at 58 Fife Road Aurora, Ontario Canada.

RISK FACTORS

Internet Identity Presence Company Inc. is selling products and services for new and emerging markets and, as a result, faces a number of risks, many of which are outlined below.

Dependence on a Single Product and Market Acceptance.

Internet Identity Presence Company Inc. currently has one service offering, the PREPAID DOMAIN NAME CARD/COUPON, but there can be no assurance that Internet Identity Presence Company Inc.'s current, or other potential service offerings will achieve widespread market acceptance.

Competition

The market for the registration of domain names is competitive, fragmented, and rapidly changing.

It is also possible that new competitors will enter the marketplace. Given the size of the market opportunity for domain name registrations, potential competitors may develop a new technology that is as cost-effective, or more cost-effective, than the solution offered by Internet Identity Presence Company Inc. Furthermore, many of Internet Identity Presence Company Inc.'s potential competitors have greater market presence, marketing capabilities and financial, technological and personnel resources than those available to Internet Identity

Presence Company Inc. As a result, such competitors may be able to develop and expand their services more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their services and products than Internet Identity Presence Company Inc. The entry of new competitors could have a materially adverse effect on Internet Identity Presence Company Inc.'s business, financial condition and results of operations. As Internet Identity Presence Company Inc. introduces new products the number and type of competitors will change.

CIRA

It is imperative that the Company maintain its good standing with the Canadian Internet Registration Authority ("CIRA"). ".ca" domain names must be registered through a certified registrar such as World Domain Registry Inc. A registrar is an individual or entity that is certified by CIRA to apply on behalf of applicants and registrants to register, transfer, renew or modify .ca domain names in the registry. CIRA may cancel registration at any time for failure to remain compliant with any of CIRA'S regulations.

Registrars provide services to applicants to register and maintain domain names in the ".ca" domain, provide registration information update services for registrants, and are entitled to bill registrants for these services.

In order to be certified as a registrar, a person or entity must meet the Certification and Re-certification Requirements, which include meeting the Canadian Presence Requirements for Registrars; paying fees; providing services as per the minimum service requirements; signing a Registrar Agreement; knowing the Registration Rules and the domain system in general; and abiding by the Technical Rules and Specifications for Registrars.

Product Errors

The introduction of the PREPAID DOMAIN NAME CARD/COUPON is complex and the coordination of the Card Supplier with Internet Identity Presence Company Inc.'s software may contain errors or defects, especially when first introduced or when new versions are released. Internet Identity Presence Company Inc.'s website software may not be free from errors after shipments of the CARD have begun. Any errors that are discovered after commercial release could result in loss of revenues or delay in market acceptance, diversion of development resources, damage to Internet Identity Presence Company Inc.'s reputation, increased costs and liability claims. In addition, Internet Identity Presence Company Inc. relies on others for webhosting. Any defects in these products or services could adversely affect the operation of and market for

Internet Identity Presence Company Inc.'s services, reduce revenues, increase costs and damage Internet Identity Presence Company Inc.'s reputation.

Reliance on Key Personnel

Internet Identity Presence Company Inc.'s future performance depends in part upon the continued service of its senior management personnel. Internet Identity Presence Company Inc.'s future success also depends on its ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel, notably information technology developers, is intense. There can be no assurance that Internet Identity Presence Company Inc. can attract key technical, sales and managerial personnel in the future and the loss of key employees could have a materially adverse effect on Internet Identity Presence Company Inc.'s business, operating results and financial condition.

Emerging Markets.

The market for Internet Identity Presence Company Inc.'s services is emerging and continued growth and demand for and acceptance of its services remains uncertain. Even if the market for these services grows, businesses may purchase the services of competitors or develop their own services. The strategy of Internet Identity Presence Company Inc. to expand its service offering is based upon an assumption of continued use of the Internet by businesses and individuals. Internet Identity Presence Company Inc. is uncertain how businesses and individuals will use the Internet as a means of communication and commerce and whether a significant market will develop for Internet-based services requiring a ".ca" domain registration.

Additional Internet-related risks include the failure of the Internet infrastructure to support demands placed on it by continued growth and a failure of the Internet to establish itself as a viable communications tool due to any number of concerns, including reliability, cost, security, ease of use, accessibility and quality of service. Internet Identity Presence Company Inc.'s continued success will depend upon its ability to keep pace with technological and marketplace change and to introduce, on a timely and cost-effective basis, new and enhanced services that satisfy changing customer requirements and achieve market acceptance. There can be no assurance that Internet Identity Presence Company Inc. will be able to respond effectively to changes in technology or customer demands. Moreover, there can be no assurance that Internet Identity Presence Company Inc.'s competitors will not develop competitive products, or that any such products will not have an adverse effect upon Internet Identity Presence Company Inc.'s business, financial condition or results of operations.

Sales Cycle

A decision by an organization or individual to purchase Internet Identity Presence Company Inc.'s services is discretionary. Internet Identity Presence Company Inc. expects that this issue will arise as it markets its PREPAID DOMAIN NAME CARD. In order to successfully sell its services, Internet Identity Presence Company Inc.'s sales force must educate potential customers regarding the use and benefits of the services in general and the solutions offered by Internet Identity Presence Company Inc., in particular. This period of education may require significant time and allocation of resources. Consequently, the period between initial contact and the purchase of services for Internet Identity Presence Company Inc.'s products could be long.

While the establishment of third party distribution channels may assist in accelerating sales cycles or easing the resource burden placed upon Internet Identity Presence Company Inc.'s future sales force, there can be no certainty that new relationships will result in shorter sales cycles or less resource requirements from Internet Identity Presence Company Inc. Sales delays could cause Internet Identity Presence Company Inc.'s operating results to vary.

FINANCIAL HIGHLIGHTS

The following table sets forth selected financial information derived from Internet Identity Presence Company Inc.'s audited Consolidated Financial Statements for the fiscal years ended July 31, 2003, 2002 and 2001 and from Internet Identity Presence Company Inc.'s unaudited interim consolidated financial statements for the prior eight quarters. This financial information should be read in conjunction with Internet Identity Presence Company Inc.'s Consolidated Financial Statements.

ANNUAL RESULTS

Consolidated Operational Data

For the Years Ended July 31	2003	2002	2001 RESTATED
Results for the period (Loss)	$109,749	$132,847	$106,425
Per share	$0.007	$0.011	$0.010
Cash used for operating	$132,671	$100,980	$80,420

Consolidated Balance Sheet Data

As at July 31	2003	2002	2001
Cash and short-term investments	$1,514	$30,175	$0
Total assets	$27,730	$79,593	$49,792
Working Capital	($267,017)	($541,162)	($473,108)
Number of common shares	16,150,000	11,760,227	10,260,227

QUARTERLY RESULTS

Consolidated Operational Data

For the Three Months Ended:

Fiscal year 2003	**31-Jul-03**	**30-Apr-03**	**31-Jan-03**	**31-Oct-02**
Loss for the three months ended	($2,588)	($51,935)	($21,412)	($33,813)
Loss per share three months ended	($0.000)	($0.003)	($0.001)	($0.003)
Outstanding shares	16,150,000	16,150,000	16,150,000	11,760,227

For the Three Months Ended:

Fiscal year 2002	**31-Jul-02**	**30-Apr-02**	**31-Jan-02**	**31-Oct-01**
Loss for the three months ended	($83,447)	($10,800)	$0	($38,600)
Per share three months ended	($0.007)	($0.001)	$0.000	($0.004)
Outstanding shares	11,760,227	10,760,227	10,760,227	10,760,227

MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis for period ending July 31,2003

The Company completed a financing that allowed all current payables to be paid. After several months of stumbling the company decided to concentrate on three business lines of online presence,
1) domain names
2) email
3) web signs
It was decided to build 3 new websites to offer these lines and to attempt to sign up several affiliates to sell offline as well. This project is moving forward and will be fully operational by end of the current fiscal year. Management believes that EMAIL will become our best offering and as such the company registered 25 geographical mailbox names such as torontoemail.ca and newbrunswickemail.ca etc as we now offer geographical email accounts across Canada.

We have maintained our compliant status with CIRA AND HAVE OUTSOURCED all hosting, email and fulfilment to save money while improving quality of services thereby keeping with our online services plans. The company is compliant with suppliers and is not in danger of being placed in receivership.

- COMMERCIAL POTENTIAL HAS BEEN TESTED
- PRODUCT DEVELOPMENT IS -50%COMPLETE
- BUSINESS PLAN IS - COMPLETED

- COMPANY LISTING – POSTED ON THE U S ELECTRONIC PINK SHEETS UNDER SYMBOL IPCBF
- MARKET OPPORTUNITY - VERY LARGE (WORLDWIDE)
- STRATEGIC PLAN OVERVIEW - YES

We are an accredited CIRA (Canadian Internet Registration Authority) registrar.

This means we have been certified by the Federal Government to register Canadian individuals and businesses in Canada's top-level-domain DOT CA.

- We have developed a method of distribution that completely differentiates us from the other Canadian registrars.

PRODUCT DEVELOPMENT STAGE:	75% complete
COMMERCIALIZATION & SALES STAGE:	50% complete

CAPITAL REQUIRED - The Company requires capital to create and implement a SALES & MARKETING effort.

- The product is proven around the world and is required in order to have an INTERNET presence.
- The industry has just begun; the Federal Government estimates the Canadian market size to be about 12,600,000.
- The founders have invested all monies thus far.
- The company is operational with revenue, albeit small.
- There is competition so that distribution differentiation and price are key factors. The company has a unique distribution method of which there is no competition. Management recognizes that we are completely dependent on a financing to survive and in the current atmosphere it may not be possible to complete a financing.

DIVIDEND POLICY

Internet Identity Presence Company Inc. does not currently pay dividends on its Common shares. The actual timing, payment and amount of dividends paid by Internet Identity Presence Company Inc. in the Common shares, if any, will be determined by the Board of Directors from time to time, subject to applicable laws and based up on, among other things, the cash flow, results of operations and financial condition of Internet Identity Presence Company Inc., the need for funds to finance ongoing operations and such other business considerations as the Board of Directors considers relevant.

MARKET FOR SECURITIES

The Company's shares trade on the Canadian Unlisted Board under the symbol "IPCO". The Company is in compliance with the Ontario Securities Commission and is considered to be a dormant issuer in British Columbia. The British Columbia Securities Commission issued a cease trade order in British Columbia on February 18, 1998. Management may apply for non-reporting issuer status in British Columbia as the company reports to the Ontario Securities Commission and is fully compliant.

The authorized capital of Internet Identity Presence Company Inc. consists of unlimited Common shares. As at July 31, 2003, 16,150,000 Common shares were issued and outstanding.
The common shares are quoted in the U S on the electronic pink sheets under the symbol IPCBF.

DIRECTORS AND OFFICERS

Name of Nominee; Position with the Company and City of Ordinary Residence	Director Since	Principal Occupation	Shares Beneficially Owned, Directly and Indirectly, or Controlled
David Alker, Toronto	August/2002	Businessman	10,000
Owen V. Dwyer Aurora, Ontario	April 3, 2001	Retired	6,500,000
Michael F.K. Mews* Surrey, British Columbia	May 31, 1995	Businessman	45,100

*Member of Audit Committee

Management

Mr. O.V. Dwyer is the Chairman of IIPCO. Prior to co-founding the business, Mr. Dwyer enjoyed a successful 37-year career in the stock brokerage industry. During this time Mr. Dwyer worked as a clerk, trader and owner-manager. In 1983, Mr. Dwyer founded First Canada Securities International Inc. (FCSI) with five people. During the next thirteen years under the leadership of Mr. Dwyer (President & CEO), FCSI grew to become the thirteenth largest member of the Toronto Stock Exchange with annual revenues of $ 20 million and profits of $ 4 million. The company never had a losing year and was acquired by The Canada Trust Company in 1995 for a then record seven times book value. Mr. Dwyer pioneered many new products and services in the industry and FCSI was a market leader in low cost security execution services. Mr. Dwyer is married with 3 children and lives in

Newmarket, Ontario. Mr. Dwyer is very experienced at business especially start-up phase.

Mr. David Alker is the President and CEO. Mr. Alker has been involved in the computer hardware/software industry for over 15 years. Mr. Alker is an expert on the Internet and has written a 400 page book on the overhype of the Internet as a sales medium. Mr. Alker is also a noted lecturer in marketing related fields.

Professor Alex Dementiev is the V P of Technology. He has a Masters Degree in Science, Mathematics and Physics, and a PhD in Analytical Chemistry & Application Physics. He is a brilliant scientist who has worked in very advanced technology in Russia and Israel before coming to Canada.

Ms. Dina Alker is the Corporate Secretary / Treasurer of IIPCO. Ms. Alker has over twelve years experience as an office manager, administrator. Her ability to co-ordinate team efforts will be a significant contribution to our plan.

OWNERSHIP OF SECURITIES

As of the date hereof, according to the records and knowledge of Internet Identity Presence Company Inc., no person or corporation other than directors and officers beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of Internet Identity Presence Company Inc., other than The Hummingbird Trust, Barbados, which currently holds 2,435,576 Common shares representing 15% of the outstanding Common shares. The directors and officers of Internet Identity Presence Company Inc. collectively owned 40%of the outstanding Common shares as at July 31,2003.

ADDITIONAL INFORMATION

Additional information, including information with respect to the directors and officers of Internet Identity Presence Company Inc. and their remuneration and indebtedness, principal holders of Internet Identity Presence Company Inc.'s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Internet Identity Presence Company Inc.'s management information circular for its annual meeting of shareholders held on October 17, 2003 and additional financial information is provided in Internet Identity Presence Company Inc.'s comparative financial statements for the year ended July 31, 2003. Copies of both the management information circular and the comparative financial statements may be obtained upon request from the Secretary of Internet Identity Presence Company Inc. and are also available online at www.sedar.com. No officer or Director owes any money to the Company.

THE MANAGEMENT BELIEVES THAT THE SECURITIES OF INTERNET IDENTITY PRESENCE COMPANY INC. ARE HIGHLY SPECULATIVE AND ANY INVESTOR SHOULD CONSIDER THAT HIS/HER ENTIRE INVESTMENT COULD BECOME WORTHLESS.

82-478

INTERNET IDENTITY PRESENCE COMPANY INC.

1 CHAPMAN COURT
AURORA, ONTARIO, CANADA L4G 7N7
Telephone – 905-726-1242 Email – info@wdr.ca

NEWS RELEASE

INTERNET IDENTITY PRESENCE COMPANY INC. ANNOUNCES DECISION TO SELL WORLD DOMAIN REGISTRY INC.

Toronto, Ontario, Feb23, 2004 - Internet Identity Presence Company Inc. announces that The Board of Directors, being unable to raise new funds, will attempt to sell its domain name registration business, email and web sign units. After a sale The Board will actively pursue the acquisition of a new business.

The information in this news release includes certain forward-looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Although Internet Identity Presence Company Inc. believes the expectations reflected in forward-looking statements are reasonable, it can give no assurance that the expectation of any forward-looking statements will prove to be correct.

No regulatory body has reviewed the adequacy or accuracy of this release.

Internet Identity Presence Company Inc. currently has 21,000,000 common shares issued and outstanding. The Company's shares trade on the Canadian Unlisted Board (CUB) under the symbol IPCO:CUB and on the Pink Sheets under the symbol IPCBF.
SEC 12g3-2b File Number: 82-478 CUSIP # 46061N 10 8.

For further information contact: Mr. Owen V. (Tony) Dwyer - 905-726-1242.

82-478

INTERNET IDENTITY PRESENCE COMPANY INC.

1 CHAPMAN COURT
AURORA, ONTARIO, CANADA L4G 7N7
Telephone – 905-726-1242 **Email – info@wdr.ca**

NEWS RELEASE

INTERNET IDENTITY PRESENCE COMPANY INC. ANNOUNCES THE BOARD HAS REACHED AN AGREEMENT TO SELL WORLD DOMAIN REGISTRY INC.

Toronto, Ontario, March16, 2004 - Internet Identity Presence Company Inc. announces that The Board of Directors has reached an agreement to sell to its domain name registration business, email and web sign units. The deal is subject to satisfactory due diligence and terms will be announced upon completion of the transaction. In addition, The Board has entered into discussions for a potential merger with a private company. Based in Nanching China

The information in this news release includes certain forward-looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Although Internet Identity Presence Company Inc. believes the expectations reflected in forward-looking statements are reasonable, it can give no assurance that the expectation of any forward-looking statements will prove to be correct.

No regulatory body has reviewed the adequacy or accuracy of this release.

Internet Identity Presence Company Inc. currently has 21,000,000 common shares issued and outstanding. The Company's shares trade on the Canadian Unlisted Board (CUB) under the symbol IPCO:CUB and on the Pink Sheets under the symbol IPCBF.
SEC 12g3-2b File Number: 82-478 CUSIP # 46061N 10 8.

For further information contact: Mr. Owen V. (Tony) Dwyer – 905-726-1242.